             MARISA CHRISTINA REPORTS SECOND QUARTER 1999 RESULTS;
         - BACKLOG AT JULY 31ST IS $35.5 MILLION; 15% ABOVE LAST YEAR -
                        Monday, August 16, 1999 09:43 AM


         NEW YORK, Aug. 16 /PRNewswire/ -- Marisa Christina, Incorporated (Nasdaq: MRSA) today reported results for the second quarter ended June 30, 1999.

         Net sales for the second quarter were $10.7 million compared with $13.3 million in the comparable quarter of 1998. The net loss for the quarter was $1.8 million, or $0.23 per diluted share, compared to a net loss of $1.6 million, or $0.19 per diluted share, in the same period a year ago.

         For the first six months of 1999, net sales were $25.0 million compared with $33.3 million in the 1998 first half. The net loss was $3.2 million, or $0.42 per diluted share, compared with a loss of $2.4 million, or $0.29 per diluted share, in the same period of 1998.

         Michael Lerner, Chairman and Chief Executive Officer, commented, "Results in the second quarter were consistent with our expectations as we continue to refocus our business. We were pleased with the 27% year over year sales increase in our core Marisa Christina division. The sales declines at Adrienne Vittadini and Flapdoodles, as forecast, were due to the continued softness in the bridge market and our efforts to reduce sales to discounters and less productive outlets."

         Mr. Lerner continued, "We also made further progress in bringing our expense base into line with the current scope of our business. Overall selling, general, and administrative expenses declined over 17% for the quarter and almost 22% for the six months from the same periods last year as we maintained our focus on reducing operating costs. While we are gratified by the reductions we have achieved to date, we are encouraged by the further opportunities that we see to improve our efficiencies and cost structure."

         Mr. Lerner concluded, "Recent events have given us cause for optimism looking forward. Our newest collections, most notably Resort and Spring, have been well received by the market. In addition, our merchandise is performing better at the retail level. As a result, our backlog at July 31, 1999 of $35.5 million is 15% ahead of the $30.8 million it was at the same time last year. We are hopeful that the prospects for improved sales from our new collections, combined with our concerted focus on the management of our costs, have the Company well positioned to produce better results over the balance of 1999 and into next year."

                                     (more)

         Marisa Christina, Inc. designs, manufactures, sources and markets a broad line of high quality "better" and "bridge" clothing for women and children. The Marisa Christina label includes sweaters characterized by classic, timeless styling and unique details. Flapdoodles apparel consists of casual children's and infant's sportswear, swimwear, and outerwear featuring vibrant colors, all-natural fabrics and unique patterns. The Adrienne Vittadini line includes women's knit-oriented casual coordinates and licensed products characterized by distinctive and elegant designer styling.

         Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with the success of future advertising and marketing programs, the receipt and timing of future customer orders, price pressures and other competitive factors and a softening of retailer or consumer acceptance of the Company's products leading to a decrease in anticipated revenues and gross profit margins. Those and other risks are described in the Company's filings with the Securities and Exchange Commission (SEC), copies of which are available from the SEC or may be obtained upon request from the Company.

                                     (more)

                                      -3-
                 MARISA CHRISTINA, INCORPORATED AND SUBSIDIARIES

      CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
                                   (UNAUDITED)
                    (In thousands, except per share amounts)


                                            Three Months Ended       Six Months Ended
                                                 June 30,                June 30,
                                             1999        1998        1999        1998


             Net sales                     $10,726     $13,280     $24,990     $33,300

             Cost of goods sold              8,850      10,143      20,274      24,414

                Gross profit                 1,876       3,137       4,716       8,886

             Selling, general and
              administrative expenses        4,753       5,734       9,998      12,791

                Operating loss              (2,877)     (2,597)     (5,282)     (3,905)

             Other income, net                 428         558         851         876

             Interest expense, net            (233)       (157)       (431)       (320)

                Loss before income
                 tax benefit                (2,682)     (2,196)     (4,862)     (3,349)

             Income tax benefit               (898)       (630)     (1,628)       (961)

                 Net loss                   (1,784)     (1,566)     (3,234)     (2,388)

             Other comprehensive income
              (loss), net of tax -
              foreign currency
              translation adjustment             4          (9)          5           0

                 Comprehensive loss        $(1,780)    $(1,575)    $(3,229)    $(2,388)
             Loss per share:
                 Basic                      $(0.23)     $(0.19)     $(0.42)     $(0.29)

                 Diluted                    $(0.23)     $(0.19)     $(0.42)     $(0.29)


             Weighted average shares
              outstanding                7,765,769   8,159,769   7,765,769   8,161,439


         SOURCE Marisa Christina, Incorporated

         CONTACT: Michael Lerner, Chairman and Chief Executive Officer, or Melvin Hecht, Chief Financial Officer, both of Marisa Christina, 212-221-5770; or Gordon McCoun or Eric Boyriven of Morgen-Walke Associates, 212-850-5600, for Marisa Christina
         Quote for referenced ticker symbols: MRSA
         (C) 1999, PR Newswire